SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For registration of certain classes of securities

pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

NAVIOS MARITIME HOLDINGS INC.

(Exact name of the Registrant as specified in its charter)

Republic of Marshall Islands	98-0384348
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

7 Avenue de Grande Bretagne, Office 11B2,

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this Form relates (if applicable):

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Preferred Stock Purchase Rights

Securities to be registered pursuant to Section 12(g) of the Act:

None

TABLE OF CONTENTS

Item 1.	Description of The Registrant’s Securities to be Registered	3
Item 2.	Exhibits	6
EX-4.1:	STOCKHOLDERS RIGHTS AGREEMENT
SIGNATURE

Item 1.	Description of The Registrant’s Securities to be Registered

Navios Maritime Holdings Inc. (the “Company”) was previously party to a stockholders rights agreement, dated October 6, 2008, which expired by its terms on October 16, 2008. To replace the expired stockholders rights agreement, the Company entered into a stockholders rights agreement and declared a dividend of one preferred share purchase right, or a Right, to purchase one one-thousandth of a share of a series of the Company’s Preferred Stock for each outstanding share of the Company’s common stock, par value $0.0001 per share (“Common Stock”). The dividend is payable on March 1, 2019 to our stockholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of a series of Preferred Stock having the terms set forth in the Certificate of Designation attached as Exhibit 4.2 to this Registration Statement (the “Preferred Stock”) at an exercise price of $50.00, subject to adjustment.

The following summary of the principal terms of the stockholders rights agreement is a general description only, and is subject to the specific terms and conditions set forth in the Stockholders Rights Agreement between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, attached as Exhibit 4.1 to this Registration Statement and incorporated herein by reference.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (defined below). We will not send Certificates for the Rights (“Rights Certificates”) to stockholders and the Rights will attach to and trade only together with the Common Stock. Common Stock certificates (or book entry Common Stock) outstanding on the Record Date will evidence the Rights related thereto, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Stock (or book entry Common Stock), outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

Distribution Date

The Rights will be separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the day on which a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Stock then outstanding without the approval of the Company’s Board of Directors (except a person who beneficially owns 10% or more of the Common Stock outstanding as of February 19, 2019, will not be an Acquiring Person unless such person acquires an additional 2% of Common without the approval of the Company’s Board of Directors), or (b) the tenth business day (or such later date as may be determined by the Company’s Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in such person being an Acquiring Person. The earlier of these dates is referred to as the “Distribution Date.”

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) March 1, 2029, (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Exercise Price, one one-thousandth of a share of the Preferred Stock. In the event that the Company does not have sufficient Preferred Stock available for all Rights to be exercised, or the board of directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Preferred Stock for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Stock

Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

Similarly, unless the Rights are earlier redeemed, in the event that, after a person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price.

Redemption

At any time on or prior to the close of business on the earlier of (i) the first date of the public announcement that a person has become an Acquiring Person or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right.

Exchange Provision

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Stock, the board of directors of the Company may exchange the Rights (other than Rights beneficially owned by the Acquiring Person, which shall be void), in whole or in part, at an exchange ratio of two Common Stock per Right.

Adjustments to Prevent Dilution

The Exercise Price payable, the number of Rights, and the number of Preferred Stock shares or Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional Common Stock will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the current market value of the Common Stock on the trading date immediately prior to the date of exercise.

No Stockholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities, shorten or lengthen any time period, subject to certain limitations, or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Preferred Stock

Each one one-thousandth of a share of Preferred Stock has rights and preferences substantially equivalent to those of one share of Common Stock.

Certain Anti-Takeover Effects

The Rights approved by the board of directors are designed to protect and maximize the value of the Company’s securities in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the board of directors. Takeover attempts may include coercive tactics, which deprive the Company’s board of directors and its stockholders of a meaningful chance to determine the Company’s future. The Rights have been declared by the board of directors in order to deter such tactics, as they unfairly pressure stockholders and may deprive them of the full value of their shares.

The Rights will not prevent a takeover of the Company. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.0001 per Right at any time prior to the Distribution Date, and therefore, should not interfere with any merger or business combination approved by the board of directors.

Item 2.	Exhibits

The following exhibits are filed herewith or are incorporated by reference as indicated below.

Exhibit Number	Description

3.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).**

3.2	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).**

3.3	Bylaws of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).**

4.1	Stockholders Rights Agreement dated as of February 19, 2019 by and between Navios Maritime Holdings Inc. and Continental Stock Transfer & Trust Company*

4.2	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).**

*	Filed herewith.
**	Previously filed or furnished.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Fangou
Angeliki Frangou
Chief Executive Officer

Date: February 19, 2019